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During the year ended December 31, 1995, the Fund changed the classification of distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1995, amounts have been reclassified to reflect a decrease in paid-in capital of $27,750. Overdistributed net investment income was decreased by the same amount.